 As filed with the Securities and Exchange Commission on May 17, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

For immediate release, Wednesday, May 3, 2006

Stockholm – Wednesday, May 3, 2006 – Tele2 AB (“Tele2”) (Stockholmsbörsen:

TEL2 A and TEL2 B), Europe’s leading alternative telecom operator, today announced its consolidated results for the first quarter 2006.

QUARTERLY REPORT JANUARY-MARCH 2006

In Q1 2006 Tele2 increased revenues by 16% to SEK 13.5 billion with Russian mobile turning EBITDA positive

[ ] Operating revenue for the first quarter 2006 increased by 16% to MSEK 13,453 (11,579)

[ ] Russian revenue grew by 167% to MSEK 448 (168) in Q1 2006 and turned EBITDA positive

[ ] Q1 2006 EBITDA amounted to MSEK 1,375 (1,414)

[ ] Net profit for the quarter amounted to MSEK 230 (483)

[ ] Earnings per share for the quarter amounted to SEK 0.59 (1.09)

[ ] The broadband customer base grew by 147,000 to 1.3 million in Q1 2006 and broadband revenue increased by 135% to SEK 1.3 billion in Q1 2006

[ ] Tele2 has agreed to sell its operations in the Czech Republic due to the lack of improvement in the regulatory environment

The figures shown in parenthesis correspond to the comparable periods in 2005

PRESIDENT'S MESSAGE. For Tele2, 2006 is a year of transition. The balance we have maintained between growth, profitability and cash flow has temporarily shifted in favour of growth as we seize the opportunities available to us in broadband and mobile, in order to position the business for the longer term.

In the first quarter of 2006, Tele2 continued to make good progress in key areas, namely the ongoing integration of Versatel and Comunitel, accelerating the push into broadband and maintaining the strong growth momentum in our mobile businesses, particularly in Russia and France.

Revenues for the quarter grew by 16% to SEK 13.5 billion. This revenue growth, which primarily came from the push in broadband and mobile, has resulted in significant increases in marketing and CAPEX over the same period last year. Consequently, this has impacted cash flow and also EBITDA, which at SEK 1.4 billion, is down 3% compared to Q1 2005.

Our broadband push only got underway in the later part of Q1 and is accelerating. Nevertheless, we added an impressive 147,000 broadband customers in the quarter, demonstrating the value of the Tele2 brand. In addition Tele2 has booked costs for another 40,000 broadband customers in Belgium and the Netherlands, which were not yet activated as customers by the end of Q1 2006. We have also improved our overall system integration process for broadband across our footprint. In France, we are close to resolving our ULL broadband problem and hope for a soft launch in Q2. In Germany, we anticipate announcing a similar broadband arrangement during the quarter, to that which we struck in France last year. In Italy and Belgium, our broadband operations are developing strongly.

Russia again produced substantial growth, as its revenues rose 167% quarter on quarter and it has produced a positive EBITDA for the first time.

Swedish mobile telephony produced good results with an EBITDA margin of 44%, although there are signs that margins may slowly decline during the remainder of the year. The Nordic market area as a whole remains stable, with revenues and EBITDA both rising compared to Q1 2005.

Central Europe market area, with EBITDA growth of 147% compared to Q1 2005, remains a star performer as the synergies from the acquisition of UTA clearly showed themselves and Germany continued to produce strong results. We have awaited improved regulatory conditions in the Czech Republic. We have seen changes in this area, but unfortunately not for the better. Hence, we have decided to divest our operations there. In Poland, despite the market for local calling having been deregulated, we are encountering some problems as the incumbent is breaching a number of EU Telecoms laws.

In Southern Europe we secured a national roaming agreement in Switzerland this quarter, paving the way for us to develop our mobile business there, while our French MVNO is progressing well.

I remain confident about the coming year and know that Tele2 is well equipped to meet the challenges ahead.

Lars-Johan Jarnheimer

President and CEO, Tele2 AB

TELE2 IN BRIEF. Tele2 is Europe’s leading alternative telecom operator. Our mission is to offer cheap and simple telecoms. Tele2 always strives to offer the market’s best prices. We have 31 million customers in 23 countries.

Tele2 offers products and services in fixed and mobile telephony, broadband and cable TV. Ever since Jan Stenbeck founded Tele2 in 1993, the company has been a tough challenger to the former government monopolies. Tele2 has been listed on the Stockholm Stock Exchange since 1996. In 2005, we reported an operating revenue of SEK 50 billion and EBITDA of SEK 6.6 billion.

Group financial overview, Q1 2006

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED MARCH 31, 2006

MSEK	Q1 2006	Q1 2005
Operating Revenue	13,453	11,579
– Mobile telephony	4,038	3,090
– Broadband	1,300	554
– Fixed telephony	8,662	8,384

Customer intake, thousands	477	825
– Mobile telephony	909	429
– Broadband	147	41
– Fixed telephony	–578	354

EBITDA	1,375	1,414
– Mobile telephony	746	842
– Broadband	–393	–206
– Fixed telephony	1,018	775

EBIT	375	828
EBT	250	759
Net profit	230	483
Operating cash flow	682	1,467

Significant events in the quarter

•

On February 23, Tele2 announced that it had increased its shareholding in five of its Russian operations. After these transactions, 11 of Tele2’s 14 regional Russian operations are wholly-owned by Tele2.

•

On February 27, Tele2 announced that it had signed a national roaming agreement with Sunrise in Switzerland, enabling Tele2 to offer attractive mobile services across Switzerland. Prior to this, Tele2 had a mobile city network in Zürich and the company is planning to build out further mobile networks in Swiss cities.

Financial overview

Tele2’s financial development should be viewed in light of the company’s increased focus on broadband and mobile services, which in Q1 2006 represented 40% of Tele2’s revenues compared to just over 30% a year ago. Revenue growth for these services was 46% in Q1 2006, while fixed telephony grew by 3%. Broadband revenue growth was a result partly of the acquisitions in the latter part of Q3 2005, although, as seen in the broadband customer intake numbers, Tele2’s organic growth was also substantial. Mobile telephony growth was entirely organic.

The intake of broadband and mobile telephony customers has increased significantly compared to the previous year, while the number of fixed telephony customers has decreased. This decrease of fixed telephony customers is partly due to higher churn, but also related to marketing investments having been reallocated to other services. Tele2’s total marketing and sales costs in Q1 2006 were approximately 27-28% of sales, marginally higher than in Q4 2005 and higher than in Q1 2005 when they were approximately 25% of sales.

The reallocation of marketing investments can also be seen in Tele2’s EBITDA. The launches of mobile telephony in France and Croatia adversely affected mobile EBITDA by MSEK 250. The bulk of the cost in these countries is however offset by higher profitability in other regions. Tele2’s mobile telephony operations in Russia, Sweden and the Benelux countries reported improved profitability, and the company’s total mobile telephony EBITDA for Q1 2006 hence decreased by less than MSEK 100 compared to Q1 2005. Broadband EBITDA declined by MSEK 187 while fixed telephony EBITDA improved by MSEK 243.

Tele2’s broadband and mobile telephony operations are more capital intensive than the fixed telephony operation, resulting in an increased level of investments. Total investments (CAPEX) was MSEK 1,304 in Q1 2006, compared to MSEK 624 in Q1 2005. The bulk of the increase is related to the company’s broadband and mobile telephony push.

Operating revenue

Operating revenue amounted to MSEK 13,453 (11,579), an increase of 16% including, and 13% excluding, exchange rate differences. Organic growth was 5.5%, of which 3% related to exchange rate differences.

Revenue growth in Baltic & Russia of 56% increased for the fourth consecutive quarter. Revenue in Russia increased by 167% to MSEK 448, and Russia now accounts for more than one-third of the market area’s revenue, compared with less than 20% in Q1 2005. The rest of the market area increased revenues by 28%, mainly attributable to Croatia.

Nordic grew by 9% year on year, compared with a growth of 16% in Q4 2005. The strong growth in the previous quarter was partly due to an unusually weak fourth quarter in 2004 for Swedish mobile telephony. Growth in Sweden was 3.5%. Denmark’s revenues were static, while Norway increased revenues by 27%, mainly due to strong growth in mobile telephony.

Central Europe reported growth of 11%. UTA, which was acquired at the end of 2004, is now included in the comparative figures for the first time.

Southern Europe reported revenue growth of 6%, including acquisitions. Excluding acquisitions, revenue decreased as a result of a decline in fixed telephony. The decrease is partly compensated by strong growth in both mobile telephony and broadband, with their revenue growing MSEK 112 compared to Q4 2005, even though the previously planned major broadband push in France was delayed.

UK & Benelux reported growth of 42%, including the acquisition of Versatel and the divested Tele2 UK and Tele2 Ireland.

Customer intake

Net customer intake, excluding acquisitions and divestments, was 477,000, compared with 825,000 in Q1 2005 and 1,156,000 in the previous quarter. The number of mobile and broadband customers increased in all the market areas, while fixed telephony numbers fell. Mobile telephony customer intake increased from 429,000 to 909,000, while broadband intake rose from 41,000 to 147,000. Fixed telephony intake fell from 354,000 to –578,000. Russia continued to report a strong customer intake. Russian customer intake for the quarter totaled 638,000 and Tele2 now has 3,912,000 customers there.

Gross customer intake for the Group was somewhat lower than in the previous quarter and customer churn was relatively unchanged.

ARPU

Group ARPU amounted to SEK 147, compared with SEK 144 in Q1 2005 and SEK 157 in the previous quarter.

Earnings

Group EBITDA amounted to MSEK 1,375 compared with MSEK 1,414 in Q1 2005. Restructuring costs related to Versatel and Comunitel totaling approximately MSEK 36 were charged to earnings.

Nordic reported an EBITDA of MSEK 869, compared with MSEK 726 in Q1 2005.

Swedish mobile telephony reported an EBITDA margin of 44% (42%) and EBITDA of MSEK 682, compared with MSEK 632 in Q1 2005. Tele2’s payment to Svenska UMTS-nät amounted to MSEK 37.

Swedish fixed telephony and internet reported an EBITDA of MSEK 172, compared with MSEK 78 in Q1 2005.

UK & Benelux reported an EBITDA of MSEK 122, compared with MSEK 19 in Q1 2005, an improvement of MSEK 103. MSEK 84 of the improvement is attributable to the ongoing EBITDA of the divested units in the UK and Ireland. Total EBITDA in the Netherlands and Belgium improved by MSEK 40, after integration costs of approximately MSEK 15. In addition Tele2 has booked costs for another 40,000 broadband customers in Belgium and the Netherlands, which were not yet activated as customers by the end of Q1 2006.

Central Europe reported an EBITDA of MSEK 212, compared with MSEK 86 in Q1 2005. Most of the improvement is attributable to Austria, largely as a result of synergies from the merger with UTA.

Baltic & Russia reported an EBITDA of MSEK 217, compared with MSEK 224 in Q1 2005. Russia reported a positive EBITDA of MSEK 22, an improvement of MSEK 78 compared with Q1 2005. Market investments in Croatia, following the launch in October 2005, continued during the quarter, with a negative earnings effect of MSEK 86. EBITDA in the Baltic countries remained at a relatively stable level.

Southern Europe’s EBITDA fell to MSEK –53, compared with MSEK 349 in Q1 2005. Mobile investments in France had a negative impact of MSEK 164 on earnings, compared with MSEK 190 in the previous quarter, and generated 72,000 new activated customers (73,000 in the previous quarter). Of the earnings decline, a net of MSEK 66 is attributable to additional broadband investments, particularly in Italy. The remaining decline is due to a combination of reduced volumes and a lower margin in fixed telephony.

Group EBIT amounted to MSEK 375 (828). In accordance with IFRS, part of the price of acquired companies is allocated to customer contracts. The depreciation period is four years, increasing group depreciation by approximately MSEK 150, of which more than MSEK 100 relates to the acquisitions of Versatel and Comunitel.

Profit before tax amounted to MSEK 250 (759).

Net profit amounted to MSEK 230 (483).

Cash flow and CAPEX

Cash flow stated as EBITDA less CAPEX amounted to MSEK 71 (790). Current investments (CAPEX) amounted to MSEK 1,304 (624).

Change in working capital according to the cash flow statement amounted to MSEK –577 (119). Around half of the change in working capital is attributable to a new billing system, which is being introduced in stages in different countries. In Q1 2006, it has been introduced in a couple of Tele2’s larger markets, with the effect that billing has been somewhat delayed in these countries. In addition, the reserve related to the VAT dispute explained in the Q3 2005 financial report has been adjusted.

Financial comments on the coming quarters

The following points should be taken into consideration when estimating financial results for the coming quarters.

Tele2 plans to continue broadband and mobile telephony investments and we expect this strategy to be reflected in the customer intake pattern. In other words, broadband and mobile telephony customers will continue to increase, while the number of fixed telephony customers falls. Growth is strongly correlated with Tele2’s market investments and the rate at which we invest in infrastructure to meet customer demand. As market conditions vary over time and between markets, investment decisions are made with a short planning cycle, which means the company is prepared for different scenarios. However, our main scenario stands firm, namely to achieve higher revenue growth in 2006 compared with 2005 and to generate significantly higher earnings in 2007. Market investments will continue to remain at a high level during the year, as reflected in the results of recent quarters. The level of investments (CAPEX) from the end of Q1 2006 going forward will be more on a par with Q4 2005 than Q1 2006.

Tele2’s payments to Svenska UMTS-nät are expected to amount to approximately MSEK 50 per quarter in the remainder of 2006.

Taking Q1 as a benchmark, we expect a higher customer intake in the next quarter.

Operational review by market

NORDIC

•	Swedish mobile operations produced a 44% EBITDA margin
•	Tele2 is the fastest growing mobile operator in Norway
•	Record high customer intake for mobile telephony in Denmark

	Q1 2006	Q1 2005	Change
Operating revenue, MSEK	3,698	3,403	+9%
EBITDA, Mkr	869	726	+20%
EBIT, Mkr	618	468	+32%

The market area Nordic encompasses operations in Sweden, Norway and Denmark.

The mobile operations in Sweden reported 3,507,000 (3,490,000) customers at March 31, 2006. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 147 (146) in Q1 2006, and mobile minutes of usage (MOU) were 123 (106).

Sweden reported revenue growth of 2.4% for mobile telephony and an improved EBITDA margin of 44% (42%). Customer satisfaction reached its highest level since 2000 during the quarter, while Tele2Comviq was voted the most popular mobile operator with young people. Comviq Knock-out continues to account for a large proportion of the mobile telephony product portfolio. The ADSL roll-out in Sweden continues, with Tele2 planning to launch the first commercial services in the Summer.

Tele2 is the fastest growing mobile operator in Norway, mainly due to its strong price position, dedicated customer service and effective sales channels. Tele2 also continued to win market share in broadband. Growth in broadband will be boosted by the build-out of our own network, which commenced last autumn.

Denmark had a record customer intake for mobile telephony during the quarter. Sales of Tele2’s attractively priced fixed telephony and broadband package have started to accelerate.

Baltic & Russia

•	Continued good growth
•	Russia now EBITDA positive
•	Tele2 in Croatia attracting high levels of customer interest
	Q1 2006	Q1 2005	Change
Operating revenue, MSEK	1,316	844	+56%
EBITDA, MSEK	217	224	–3%
EBIT, MSEK	99	125	–21%

The market area Baltic & Russia encompasses operations in Estonia, Latvia, Lithuania, Russia and Croatia.

Mobile ARPU for Baltic & Russia, including both postpaid and prepaid customers, was SEK 65 (72) in Q1 2006.

The market area produced another quarter of good growth, particularly in Russia, where Tele2 continued to take market share. Operating revenue in Russia increased by 167% to MSEK 448 (168) with 638,000 new customers. Russia’s profitability improved significantly, with EBITDA increasing by MSEK 78 versus Q1 2005, to MSEK 22 (–56).

Estonia and Latvia reported good growth during the quarter. More than every third mobile user in Estonia is now a Tele2 customer. Tele2 suffered some margin erosion in Lithuania as a result of an increase in marketing initiatives.

Tele2’s mobile offering continued to attract a lot of interest in Croatia. The launch program has been stepped up and is, revenue wise, progressing above expectations. Tele2 has already, only five months after launch, reached a market share of 5%. The launch costs have, however, been higher than originally expected.

Central Europe

•	Strong improvement in profitability, mainly attributable to synergies from the UTA integration in Austria
•	Positive earnings and growth impact in Poland as a result of deregulated market for local calls
•	Due to no improvement in Czech regulatory situation, Tele2 has agreed to sell the operation

	Q1 2006	Q1 2005	Change
Operating revenue, MSEK	2,222	2,008	+11%
EBITDA, MSEK	212	86	+147%
EBIT, MSEK	99	–28

The market area Central Europe encompasses operations in Germany, Austria, Poland, the Czech Republic and Hungary.

The market area’s ARPU for fixed telephony and internet was SEK 123 (124) in Q1 2006.

Central Europe showed a strong improvement in profitability during the quarter. EBITDA increased by close to 150%, largely due to a significant improvement in Austria’s profitability on the back of the UTA integration, which according to plan has created clear synergies, in addition to another strong quarter in Germany.

The market for local calls is now fully deregulated in Poland, and this has had a positive impact on operating revenue and profitability.

The Czech Republic is trailing way behind the rest of Europe in regulatory progress. As there appears to be no sign of improvement, Tele2 has agreed to sell its Czech operations to Radiokomunikace a.s.

Southern Europe

•	More than 190,000 mobile customers now in France
•	Over 50% of planned broadband build-out in Italy completed, with services well received
•	Tele2 signed a national roaming agreement for mobile telephony in Switzerland

	Q1 2006	Q1 2005	Change
Operating revenue, MSEK	3,758	3,556	+6%
EBITDA, MSEK	–53	349
EBIT, MSEK	–193	304

The market area Southern Europe encompasses operations in France, Italy, Spain, Switzerland and Portugal.

Fixed telephony and internet ARPU for Southern Europe was SEK 155 (152) in Q1 2006.

Tele2’s mobile launch in France is highly successful and the company consolidated its position as the leading and fastest growing MVNO operator, ending the quarter with more than 190,000 mobile customers. Tele2 is currently testing its triple play services, with the launch scheduled for the Summer.

In Italy, Tele2 has built out more than half of the planned broadband network, and the services have been positively received by customers. Tele2 plans to upgrade the network, enabling the company to offer voice telephony via the same connection.

The European Commission has approved the Spanish authorities’ proposal to allow virtual network operators (MVNOs) access to mobile networks in Spain, and Tele2 hopes to be able to sign a mobile agreement by the end of the year. Tele2 continues to build out its broadband network in Spain and plans to double its household coverage from 30% to 60% over the next two quarters.

Tele2 continued its broadband build-out in Portugal and plans to launch broadband services during autumn.

Tele2 signed a national roaming agreement with Sunrise in Switzerland in February, and is now able to offer attractively priced mobile services throughout the country, together with its city network in Zurich.

UK & Benelux

•	Versatel changes brand to Tele2 for the residential sector with new MultiPlay products in the Netherlands
•	Tele2 All-In exceeds expectations in Belgium

	Q1 2006	Q1 2005	Change
Operating revenue, MSEK	2,315	1,632	+42%
EBITDA, MSEK	122	19	+542%
EBIT, MSEK	–240	–39

The market area UK & Benelux encompasses operations in the Netherlands, Luxembourg, Liechtenstein, Belgium, C3 and Alpha Telecom.

Fixed telephony and internet ARPU for UK & Benelux was SEK 383 (223) for Q1 2006.

The quarter saw Versatel’s brand switching to Tele2 for the residential sector. The business segment continues to use Tele2-Versatel as its brand.

In the Netherlands, Tele2 launched a new VoIP and ADSL MultiPlay product portfolio, Tele2 Compleet, which enables customers to bypass the incumbent’s line rental. The product is also available with TV and video on demand.

Tele2’s combined VoIP and ADSL service, All-In, in Belgium continues to be a highly successful concept. Demand has exceeded expectations and Tele2-Versatel will therefore continue to build out network coverage in Belgium.

Services

	Q1 2006	Q1 2005	Change
Operating revenue, MSEK	144	136	+6%
EBITDA, MSEK	8	10	–20%
EBIT, MSEK	–8	–2

The market area Services encompasses 3C, Datametrix, ProcureITright, Radio Components and UNI2, where a number of these are operating in several countries.

Other items

Acquisitions

On February 23, Tele2 announced that it had increased its share holding in five of its Russian operations. After these transactions, 11 of Tele2’s 14 regional Russian operations are wholly-owned by Tele2 (Note 6).

Parent company

The parent company, Tele2 AB, reported at March 31, 2006 operating revenue of MSEK 9 (4), profit before tax of MSEK 57 (72) and cash and cash equivalents of MSEK 42 compared to MSEK 63 at December 31, 2005.

As a result of 534,725 warrants being exercised during Q1 2006, Tele2 has issued new shares resulting in an increase of shareholders’ equity of MSEK 33.

The Extraordinary General Meeting on February 21, 2006 resolved to adopt an incentive program for a maximum of 32 senior executives and key employees in the Tele2 Group, resulting in a combined offering of a maximum of 1,059,000 warrants and a maximum of 2,118,000 stock options. As a result of the acquisition price for the 752,000 issued warrants, shareholders’ equity has increased by MSEK 7 in Q1 2006.

Please refer to Note 3 for additional information regarding the above mentioned share issue and incentive program.

Tele2 AB Annual General Meeting 2006

The 2006 Annual General Meeting will be held at 1.30 p.m. CET on Wednesday, May 10, 2006 at the Skandia Cinema, Drottninggatan 82, Stockholm. The doors will open at 12.30 p.m. and registration will take place until 1.30 p.m., when the doors will close.

Shareholders wishing to participate in the Annual General Meeting must be recorded in the shareholders’ register maintained by VPC AB (the Swedish Securities Register Center), and must notify the company of their intention to participate no later than 1.00 p.m. on Thursday, May 4, 2006.

The notification can be made on the company’s website www.tele2.com, by telephone +46 433 747 56 or in writing to the company.

Events post March 31, 2006

On May 3, Tele2 announced that the company had agreed to sell its operations in the Czech Republic to Radiokomunikace a.s.

Company disclosure

Tele2 will release the financial and operating result for the period ended June 30, 2006 on August 1, 2006.

Stockholm, May 3, 2006

Lars-Johan Jarnheimer

President and CEO, Tele2 AB

Report review

The financial and operating results for this interim report have not been subject to specific review by the Company’s auditors.

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16.00 (CET) / 15.00 (UK time) / 10.00 am (New York time), on May 3, 2006. The dial-in number is: +44 (0)20 7138 0808 or US: +1 718 354 1158. Please dial in 10 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 10 days after the call on: +44 (0)20 7806 1970 or US: +1 718 354 1112 with access code 6143740#. The conference call will be web-cast on Tele2’s website www.tele2.com, along with the presentation material.

CONTACTS

•	Lars-Johan Jarnheimer Telephone: + 46 (0)8 5626 4000 President and CEO, Tele2 AB

•	Håkan Zadler Telephone: + 46 (0)8 5626 4000 CFO, Tele2 AB

•	Dwayne Taylor Telephone: + 44 (0)20 7321 5038 Investor enquiries

•	Lena Krauss Telephone: + 46 (0)8 5620 0045 Investor enquiries

Visit us at our homepage:

www.tele2.com

APPENDICES

Income Statement

Balance Sheet

Cash flow Statement

Change of Shareholders’ Equity

Number of Customers

Operating Revenue

EBITDA

EBIT

Investments, CAPEX

Russia

Sweden

Key Ratios

Notes

TELE2 AB

(company registration

number: 556410-8917)

Skeppsbron 18

P.O. Box 2094, SE-103 13 Stockholm, Sweden

Tel: +46 (0)8 5620 0060

Income statement

MSEK	Note	2006 Q1	2005 Q1	2005 Full year
Operating revenue		13,453	11,579	49,943
Operating expenses		–13,029	–10,727	–46,524
Other operating revenues		11	22	231
Other operating expenses		–12	–10	–40
Result from shares in associated companies and joint ventures		–48	–36	–100
Operating profit, EBIT		375	828	3,510

Net interest expenses		–122	–40	–197
Other financial items		–3	–29	–186
Profit after financial items, EBT		250	759	3,127

Taxes		–20	–276	–786
NET PROFIT		230	483	2,341

ATTRIBUTABLE TO
Equity holders of the parent company		263	483	2,347
Minority interest		–33	–	–6
NET PROFIT		230	483	2,341

Earnings per share (SEK)		0.59	1.09	5.30
Earnings per share, after dilution (SEK)		0.59	1.09	5.29

Number of shares, basic	3	444,187,557	442,680,525	443,652,832
Number of shares, weighted average	3	443,831,074	442,680,525	442,842,576
Number of shares after dilution	3	444,429,339	443,303,724	443,980,845
Number of shares after dilution, weighted average	3	444,184,778	443,303,724	443,391,246

Balance sheet

MSEK	Mar 31, 2006	Dec 31, 2005
ASSETS
FIXED ASSETS
Intangible assets	30,782	31,079
Tangible assets	14,669	14,282
Financial assets	461	506
Deferred tax assets	5,276	5,281
Total fixed assets	51,188	51,148

Current assets
Materials and supplies	535	516
Current receivables	12,538	12,640
Cash and cash equivalents	3,990	3,979
Total current assets	17,063	17,135

TOTAL ASSETS	68,251	68,283

EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Attributable to equity holders of the parent company	35,120	34,965
Minority interests	358	403
Total shareholders’ equity	35,478	35,368

LONG-TERM LIABILITIES
Interest-bearing liabilities	9,747	9,549
Non-interest-bearing liabilities	1,783	1,873
Total long-term liabilities	11,530	11,422

SHORT-TERM LIABLITIES
Interest-bearing liabilities	6,699	6,276
Non-interest-bearing liabilities	14,544	15,217
Total short-term liabilities	21,243	21,493

TOTAL EQUITY AND LIABILITIES	68,251	68,283

Cash Flow Statement

	2006	2005	2005	2006	2005	2005	2005	2005	2004
MSEK	Jan 1– Mar 31	Jan 1– Mar 31	Full year	Q1	Q4	Q3	Q2	Q1	Q4
OPERATING ACTIVITIES
Cash flow from operations	1,259	1,348	5,659	1,259	1,315	1,635	1,361	1,348	1,734
Change in working capital	–577	119	–172	–577	–362	289	–218	119	–578
Cash flow from operating activities	682	1,467	5,487	682	953	1,924	1,143	1,467	1,156

INVESTING ACTIVITIES
Capital expeniture in intangible and tangible assets, CAPEX	–1,304	–624	–3,640	–1,304	–1,441	–714	–861	–624	–473
Cash flow after CAPEX	–622	843	1,847	–622	–488	1,210	282	843	683

Acquisition of shares and participations	–56	–102	–7,720	–56	–5,295	–2,309	–14	–102	–1,726
Sale of shares and participations	–	22	170	–	130	18	–	22	899
Change of long-term receivables	–1	16	14	–1	–	1	–3	16	7
Cash flow after investing activities	–679	779	–5,689	–679	–5,653	–1,080	265	779	–137

FINANCING ACTIVITIES
Financing activities	725	–381	7,395	725	6,803	1,549	–576	–381	–1,065
NET CHANGE IN CASH AND CASH EQUIVALENTS	46	398	1,706	46	1,150	469	–311	398	–1,202

Cash and cash equivalents at beginning of period	3,979	2,148	2,148	3,979	2,825	2,404	2,594	2,148	3,361
Exchange rate differences in cash	–35	48	125	–35	4	–48	121	48	–11
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD*	3,990	2,594	3,979	3,990	3,979	2,825	2,404	2,594	2,148

* of which restricted funds	1,021	387	892	1,021	892	421	418	387	365

Change of shareholders’ equity

	Mar 31, 2006			Mar 31, 2005			Dec 31, 2005
	Attributable to			Attributable to			Attributable to
MSEK	equity holders of the parent company	minority interests	Total equity	equity holders of the parent company	minority interests	Total equity	equity holders of the parent company	minority interests	Total equity
Equity, January 1	34,965	403	35,368	32,898	2	32,900	32,898	2	32,900
Exchange rate difference	–148	–12	–160	545	–	545	1,836	–1	1,835
Profit for the period	263	–33	230	483	–	483	2,347	–6	2,341
New share issue	32	–	32	–	–	–	59	–	59
Issue of warrants	8	–	8	–	–	–	–	–	–
Dividend and redemption	–	–	–	–	–	–	–2,213	–	–2,213
Minority’s share in acquired companies	–	–	–	–	–	–	–	408	408
Shareholders contribution from minority	–	–	–	–	–	–	38	–	38
EQUITY, END OF PERIOD	35,120	358	35,478	33,926	2	33,928	34,965	403	35,368

Number of customers

	Number of customers			Net intake
Thousands Note	2006 Mar 31	2005 Mar 31	Change	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4
NORDIC
Mobile telephony	4,113	3,870	6%	21	73	61	88	60	79
Fixed telephony and internet	1,940	2,802	–31%	–66	–73	–57	–50	–61	–9
of which broadband	208	136	53%	10	9	10	12	14	10
of which fixed telephony	1,732	2,666	–35%	–76	–82	–67	–62	–75	–19
Cable TV	180	191	–6%	–2	–3	–1	–5	1	11
	6,233	6,863	–9%	–47	–3	3	33	–	81

BALTIC & RUSSIA
Mobile telephony	7,055	3,927	80%	795	1,063	759	509	309	504
Fixed telephony and internet	60	70	–14%	–13	–13	6	11	2	11
of which broadband	3	2	50%	–	1	–	–	1	–
of which fixed telephony	57	68	–16%	–13	–14	6	11	1	11
Cable TV	26	22	18%	1	2	–	1	–	1
	7,141	4,019	78%	783	1,052	765	521	311	516

CENTRAL EUROPE
Mobile telephony	180	112	61%	14	34	15	5	14	23
Fixed telephony and internet	6,210	6,141	1%	–109	85	201	207	346	328
of which broadband	116	61	90%	29	13	6	7	4	45
of which fixed telephony	6,094	6,080	0%	–138	72	195	200	342	283
	6,390	6,253	2%	–95	119	216	212	360	351

SOUTHERN EUROPE
Mobile telephony	226	40	465%	71	71	41	3	–	–1
Fixed telephony and internet	8,081	8,637	–6%	–143	–6	–207	8	168	306
of which broadband	671	425	58%	94	60	20	30	22	21
of which fixed telephony	7,410	8,212	–10%	–237	–66	–227	–22	146	285
	8,307	8,677	–4%	–72	65	–166	11	168	305

UK & BENELUX
Mobile telephony	862	739	17%	8	40	9	61	46	73
Fixed telephony and internet	1,796	2,144	–16%	–100	–117	–117	–116	–60	58
of which broadband	310	–	–	14	19	20	3	–	–
of which fixed telephony	1,486	2,144	–31%	–114	–136	–137	–119	–60	58
	2,658	2,883	–8%	–92	–77	–108	–55	–14	131

NET CUSTOMER INTAKE				477	1,156	710	722	825	1,384
Acquired companies				–	436	209	–	76	484
Divested companies				–	–274	–	–	–	–
Changed method of calculation 4				–	–1,402	–	–	–	–
TOTAL NUBMER OF CUSTOMERS	30,729	28,695	7%	477	–84	919	722	901	1,868

BY BUSINESS AREA
Mobile telephony	12,436	8,688	43%	909	1,281	885	666	429	678
of which prepaid	9,502	6,409	48%	764	1,032	738	559	337	582
Fixed telephony and internet	18,087	19,794	–9%	–431	–124	–174	60	395	694
of which broadband	1,308	624	110%	147	102	56	52	41	76
of which fixed telephony	16,779	19,170	–12%	–578	–226	–230	8	354	618
Cable TV	206	213	–3%	–1	–1	–1	–4	1	12
Acquired companies				–	436	209	–	76	484
Divested companies				–	–274	–	–	–	–
Changed method of calculation 4				–	–1,402	–	–	–	–
TOTAL NUMBER OF CUSTOMERS	30,729	28,695	7%	477	–84	919	722	901	1,868

Operating revenue

		2006	2005	2006	2005	2005	2005	2005	2004
MSEK	Note	Jan 1– Mar 31	Jan 1– Mar 31	Q1	Q4	Q3	Q2	Q1	Q4
NORDIC
Mobile telephony		2,107	1,871	2,107	2,235	2,267	2,188	1,871	1,812
Fixed telephony and internet		1,712	1,690	1,712	1,791	1,815	1,788	1,690	1,673
of which broadband		241	217	241	248	241	246	217	221
of which fixed telephony		1,471	1,473	1,471	1,543	1,574	1,542	1,473	1,452
Cable TV		48	53	48	51	52	54	53	51
Non-recurring item	1	–	–	–	–	134	–	–	–

Adjustments for internal sales	–169	–211	–169	–204	–262	–238	–211	–204
	3,698	3,403	3,698	3,873	4,006	3,792	3,403	3,332

BALTIC & RUSSIA
Mobile telephony		1,303	818	1,303	1,253	1,100	955	818	854
Fixed telephony and internet		20	26	20	36	37	31	26	31
of which broadband		1	4	1	3	4	4	4	4
of which fixed telephony		19	22	19	33	33	27	22	27
Cable TV		3	3	3	4	2	3	3	2
Adjustments for internal sales		–10	–3	–10	–16	–10	–5	–3	–2
		1,316	844	1,316	1,277	1,129	984	844	885

CENTRAL EUROPE
Mobile telephony		49	38	49	58	46	42	38	29
Fixed telephony and internet		2,314	2,095	2,314	2,343	2,241	2,074	2,095	1,500
of which broadband		174	127	174	150	143	115	127	12
of which fixed telephony		2,140	1,968	2,140	2,193	2,098	1,959	1,968	1,488
Adjustments for internal sales		–141	–125	–141	–156	–152	–126	–125	–125
		2,222	2,008	2,222	2,245	2,135	1,990	2,008	1,404

SOUTHERN EUROPE
Mobile telephony		124	7	124	68	22	8	7	7
Fixed telephony and internet	1	3,792	3,703	3,792	3,946	3,502	3,667	3,703	3,962
of which broadband		429	205	429	373	268	235	205	206
of which fixed telephony		3,363	3,498	3,363	3,573	3,234	3,432	3,498	3,756
Other operations		13	–	13	11	–	–	–	–
Adjustments for internal sales		–171	–154	–171	–191	–172	–159	–154	–137
		3,758	3,556	3,758	3,834	3,352	3,516	3,556	3,832

UK & BENELUX
Mobile telephony		455	356	455	480	451	409	356	336
Fixed telephony and internet		2,120	1,417	2,120	2,332	1,335	1,376	1,417	1,454
of which broadband		455	1	455	443	5	1	1	–
of which fixed telephony		1,665	1,416	1,665	1,889	1,330	1,375	1,416	1,454
Cable TV		4	2	4	4	4	4	2	3
Other operations		–	–	–	–	–	–	–	1
Adjustments for internal sales		–264	–143	–264	–285	–168	–168	–143	–164
		2,315	1,632	2,315	2,531	1,622	1,621	1,632	1,630

SERVICES
Fixed telephony and internet		4	7	4	13	7	5	7	14
of which broadband		–	–	–	–	–	–	–	3
of which fixed telephony		4	7	4	13	7	5	7	11
Other operations		223	190	223	254	205	199	190	206
Adjustments for internal sales		–83	–61	–83	–87	–75	–64	–61	–73
	144	136	144	180	137	140	136	147
TOTAL OPERATING REVENUE	13,453	11,579	13,453	13,940	12,381	12,043	11,579	11,230

BY BUSINESS AREA
Mobile telephony		4,038	3,090	4,038	4,094	3,886	3,602	3,090	3,038
Fixed telephony and internet	1	9,962	8,938	9,962	10,461	8,937	8,941	8,938	8,634
of which broadband		1,300	554	1,300	1,217	661	601	554	446
of which fixed telephony		8,662	8,384	8,662	9,244	8,276	8,340	8,384	8,188
Cable TV		55	58	55	59	58	61	58	56
Other operations		236	190	236	265	205	199	190	207
Non-recurring item	1	–	–	–	–	134	–	–	–
Adjustments for internal sales		–838	–697	–838	–939	–839	–760	–697	–705
Total operating revenue		13,453	11,579	13,453	13,940	12,381	12,043	11,579	11,230

EBITDA

		2006	2005	2006	2005	2005	2005	2005	2004
MSEK	Note	Jan 1– Mar 31	Jan 1– Mar 31	Q1	Q4	Q3	Q2	Q1	Q4
NORDIC
Mobile telephony		675	630	675	692	839	772	630	636
Fixed telephony and internet		197	89	197	226	283	176	89	265
of which broadband		–31	–60	–31	–38	–2	–23	–60	30
of which fixed telephony		228	149	228	264	285	199	149	235
Cable TV		–3	7	–3	8	2	8	7	6
Non-recurring item	1	–	–	–	–	134	–	–	–
		869	726	869	926	1,258	956	726	907

BALTIC & RUSSIA
Mobile telephony		215	225	215	145	291	278	225	189
Fixed telephony and internet		2	7	2	–	–5	–16	7	–5
of which broadband		1	2	1	6	2	–	2	–
of which fixed telephony		1	5	1	–6	–7	–16	5	–5
Cable TV		–	–8	–	–	–	8	–8	1
		217	224	217	145	286	270	224	185

CENTRAL EUROPE
Mobile telephony		–14	–16	–14	–45	–2	–10	–16	–21
Fixed telephony and internet		226	102	226	211	190	165	102	104
of which broadband		–85	–11	–85	–43	1	–11	–11	–3
of which fixed telephony		311	113	311	254	189	176	113	107
		212	86	212	166	188	155	86	83

SOUTHERN EUROPE
Mobile telephony		–185	–9	–185	–200	–110	–32	–9	–5
Fixed telephony and internet	132	358	132	282	302	304	358	717
of which broadband	–203	–137	–203	–178	–126	–155	–137	–140
of which fixed telephony	335	495	335	460	428	459	495	857
Other operations	–	–	–	1	–	–	–	–
	–53	349	–53	83	192	272	349	712

UK & BENELUX
Mobile telephony		55	12	55	47	98	25	12	–7
Fixed telephony and internet		72	13	72	95	–6	7	13	–124
of which broadband		–75	–	–75	–7	–29	–12	–	–
of which fixed telephony		147	13	147	102	23	19	13	–124
Cable TV		–5	–6	–5	–8	–7	–6	–6	–6
Other operations		–	–	–	–	–	–	–	–3
Non-recurring items	2	–	–	–	137	–161	–	–	–
		122	19	122	271	–76	26	19	–140

SERVICES
Fixed telephony and internet		–4	–	–4	2	–	–1	–	–
of which broadband		–	–	–	–	–	–	–	–1
of which fixed telephony		–4	–	–4	2	–	–1	–	1
Other operations		12	10	12	9	25	11	10	25
		8	10	8	11	25	10	10	25
TOTAL EBITDA		1,375	1,414	1,375	1,602	1,873	1,689	1,414	1,772

BY BUSINESS AREA
Mobile telephony		746	842	746	639	1,116	1,033	842	792
Fixed telephony and internet		625	569	625	816	764	635	569	957
of which broadband		–393	–206	–393	–260	–154	–201	–206	–114
of which fixed telephony		1,018	775	1,018	1,076	918	836	775	1,071
Cable TV		–8	–7	–8	–	–5	10	–7	1
Other operations		12	10	12	10	25	11	10	22
Non-recurring items	1, 2	–	–	–	137	–27	–	–	–
TOTAL EBITDA		1,375	1,414	1,375	1,602	1,873	1,689	1,414	1,772

EBITDA MARGIN
Nordic	1	23%	21%	23%	24%	31%	25%	21%	27%
Baltic & Russia		16%	27%	16%	11%	25%	27%	27%	21%
Central Europe		10%	4%	10%	7%	9%	8%	4%	6%
Southern Europe		–1%	10%	–1%	2%	6%	8%	10%	19%
UK & Benelux	2	5%	1%	5%	11%	–5%	2%	1%	–9%
Services		6%	7%	6%	6%	18%	7%	7%	17%
TOTAL EBITDA MARGIN		10%	12%	10%	11%	15%	14%	12%	16%

Mobile telephony		18%	27%	18%	16%	29%	29%	27%	26%
Fixed telephony and internet		6%	6%	6%	8%	9%	7%	6%	11%
of which broadband		–30%	–37%	–30%	–21%	–23%	–33%	–37%	–26%
of which fixed telephony		12%	9%	12%	12%	11%	10%	9%	13%
Cable TV		–15%	–12%	–15%	0%	–9%	16%	–12%	2%
Other operations		5%	5%	5%	4%	12%	6%	5%	11%
TOTAL EBITDA MARGIN		10%	12%	10%	11%	15%	14%	12%	16%

EBIT

		2006	2005	2006	2005	2005	2005	2005	2004
MSEK	Note	Jan 1– Mar 31	Jan 1– Mar 31	Q1	Q4	Q3	Q2	Q1	Q4
NORDIC
Mobile telephony		519	483	519	541	684	638	483	492
Fixed telephony and internet		115	–12	115	147	210	81	–12	178
of which broadband		–53	–94	–53	–55	–15	–68	–94	–1
of which fixed telephony		168	82	168	202	225	149	82	179
Cable TV		–16	–3	–16	–5	–10	–4	–3	–50
Non-recurring item	1	–	–	–	–	134	–	–	–
		618	468	618	683	1,018	715	468	620

BALTIC & RUSSIA
Mobile telephony		98	127	98	9	182	179	127	114
Fixed telephony and internet		1	6	1	–	–6	–16	6	–5
of which broadband		1	1	1	6	1	1	1	–1
of which fixed telephony		–	5	–	–6	–7	–17	5	–4
Cable TV		–	–8	–	–	–	7	–8	–
		99	125	99	9	176	170	125	109

CENTRAL EUROPE
Mobile telephony		–18	–19	–18	–47	–3	–13	–19	–23
Fixed telephony and internet		117	–9	117	50	78	43	–9	52
of which broadband		–127	–48	–127	–92	–39	–48	–48	–5
of which fixed telephony		244	39	244	142	117	91	39	57
Non-recurring item	2	–	–	–	–	–	–	–	–378
		99	–28	99	3	75	30	–28	–349

SOUTHERN EUROPE
Mobile telephony		–186	–9	–186	–201	–111	–32	–9	–5
Fixed telephony and internet		–7	313	–7	151	230	261	313	663
of which broadband		–269	–137	–269	–222	–142	–161	–137	–141
of which fixed telephony		262	450	262	373	372	422	450	804
		–193	304	–193	–50	119	229	304	658

UK & BENELUX
Mobile telephony		24	–21	24	14	59	–5	–21	–38
Fixed telephony and internet		–259	–12	–259	–194	–35	–31	–12	–135
of which broadband		–312	–	–312	–209	–30	–12	–	–
of which fixed telephony		53	–12	53	15	–5	–19	–12	–135
Cable TV		–5	–6	–5	–8	–8	–6	–6	–8
Other operations		–	–	–	–	–	–	–	–3
Non-recurring items	2	–	–	–	–126	–161	–	–	–
		–240	–39	–240	–314	–145	–42	–39	–184

SERVICES

Fixed telephony and internet		–4	–1	–4	1	–1	–1	–1	–2
of which broadband		–	–	–	–	–	–	–	–2
of which fixed telephony		–4	–1	–4	1	–1	–1	–1	–
Other operations		–4	–1	–4	–2	10	–1	–1	15
		–8	–2	–8	–1	9	–2	–2	13
TOTAL EBIT		375	828	375	330	1,252	1,100	828	867

BY BUSINESS AREA
Mobile telephony		437	561	437	316	811	767	561	540
Fixed telephony and internet		–37	285	–37	155	476	337	285	751
of which broadband		–760	–278	–760	–572	–225	–288	–278	–150
of which fixed telephony		723	563	723	727	701	625	563	901
Cable TV		–21	–17	–21	–13	–18	–3	–17	–58
Other operations		–4	–1	–4	–2	10	–1	–1	12
Non-recurring items	1, 2	–	–	–	–126	–27	–	–	–378
TOTAL EBIT		375	828	375	330	1,252	1,100	828	867

EBIT MARGIN
Nordic	1	17%	14%	17%	18%	25%	19%	14%	19%
Baltic & Russia		8%	15%	8%	1%	16%	17%	15%	12%
Central Europe	2	4%	–1%	4%	0%	4%	2%	–1%	–25%
Southern Europe		–5%	9%	–5%	–1%	4%	7%	9%	17%
UK & Benelux	2	–10%	–2%	–10%	–12%	–9%	–3%	–2%	–11%
Services		–6%	–1%	–6%	–1%	7%	–1%	–1%	9%
TOTAL EBIT MARGIN		3%	7%	3%	2%	10%	9%	7%	8%

Mobile telephony		11%	18%	11%	8%	21%	21%	18%	18%
Fixed telephony and internet		0%	3%	0%	1%	5%	4%	3%	9%
of which broadband		–58%	–50%	–58%	–47%	–34%	–48%	–50%	–34%
of which fixed telephony		8%	7%	8%	8%	8%	7%	7%	11%
Cable TV		–38%	–29%	–38%	–22%	–31%	–5%	–29%	–104%
Other operations		–2%	–1%	–2%	–1%	5%	–1%	–1%	6%
TOTAL EBIT MARGIN		3%	7%	3%	2%	10%	9%	7%	8%

Investments, CAPEX

	2006	2005	2006	2005	2005	2005	2005	2004
MSEK	Jan 1– Mar 31	Jan 1– Mar 31	Q1	Q4	Q3	Q2	Q1	Q4
MARKET AREAS
Nordic	196	104	196	166	174	152	104	91
Baltic & Russia	612	425	612	435	388	291	425	273
Central Europe	25	38	25	125	52	57	38	21
Southern Europe	219	18	219	276	49	342	18	33
UK & Benelux	237	18	237	440	32	10	18	34
Services	15	21	15	–1	19	9	21	21
INVESTMENTS IN INTANGIBLE AND TANGIBLE ASSETS, CAPEX	1,304	624	1,304	1,441	714	861	624	473

BUSINESS AREAS
Mobile telephony	717	500	717	452	472	383	500	397
Fixed telephony and internet	553	102	553	966	234	466	102	54
Cable TV	19	1	19	11	2	3	1	1
Other operations	15	21	15	12	6	9	21	21
INVESTMENTS IN INTANGIBLE AND TANGIBLE ASSETS, CAPEX	1,304	624	1,304	1,441	714	861	624	473

Russia

	Number of customers			Net intake
Thousands	2006 Mar 31	2005 Mar 31	Change	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4
Russia	3,912	1,585	147%	638	759	554	374	241	361

	2006	2005	2006	2005	2005	2005	2005	2004
MSEK	Jan 1– Mar 31	Jan 1– Mar 31	Q1	Q4	Q3	Q2	Q1	Q4
Operating revenue	448	168	448	379	289	222	168	168
EBITDA	22	–56	22	–46	–22	–39	–56	–76
EBITDA-margin	5%	–33%	5%	–12%	–8%	–18%	–33%	–45%
EBIT	–33	–98	–33	–109	–71	–81	–98	–98
EBIT-margin	–7%	–58%	–7%	–29%	–25%	–36%	–58%	–58%

Sweden*

		Number of customers			Net intake
Thousands	Note	2006 Mar 31	2005 Mar 31	Change	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4
TELE2 IN SWEDEN
Mobile telephony		3,507	3,490	1%	–47	18	13	33	41	61
Fixed telephony and internet		1,260	1,889	–33%	–37	–33	–26	–21	–35	4
of which broadband		74	26	185%	5	4	4	4	5	2
of which fixed telephony		1,186	1,863	–36%	–42	–37	–30	–25	–40	2
Cable TV		180	191	–6%	–2	–3	–1	–5	1	11
NET CUSTOMER INTAKE					–86	–18	–14	7	7	76

Changed method of calculation	4				–	–512	–	–	–	–
TELE2 IN SWEDEN		4,947	5,570	–11%	–86	–530	–14	7	7	76

		2006	2005		2006	2005	2005	2005	2005	2004
MSEK	Note	Jan 1– Mar 31	Jan 1– Mar 31		Q1	Q4	Q3	Q2	Q1	Q4
OPERATING REVENUE
Mobile telephony	1	1,558	1,522		1,558	1,733	1,760	1,761	1,522	1,480
Fixed telephony and internet		1,030	972		1,030	1,061	1,102	1,053	972	963
of which broadband		91	93		91	94	97	103	93	97
of which fixed telephony		939	879		939	967	1,005	950	879	866
Cable TV		48	53		48	51	52	54	53	51
Non-recurring item	1	–	–		–	–	134	–	–	–
TOTAL OPERATING REVENUE		2,636	2,547		2,636	2,845	3,048	2,868	2,547	2,494

EBITDA
Mobile telephony		682	632		682	755	850	797	632	648
Fixed telephony and internet		172	78		172	133	231	123	78	195
of which broadband		–3	–4		–3	–26	–	–14	–4	4
of which fixed telephony		175	82		175	159	231	137	82	191
Cable TV		–3	7		–3	8	2	8	7	6
Non-recurring item	1	–	–		–	–	134	–	–	–
TOTAL EBITDA		851	717		851	896	1,217	928	717	849

EBITDA MARGIN
Mobile telephony		44%	42%		44%	44%	48%	45%	42%	44%
Fixed telephony and internet		17%	8%		17%	13%	21%	12%	8%	20%
of which broadband		–3%	–4%		–3%	–28%	0%	–14%	–4%	4%
of which fixed telephony		19%	9%	1	19%	16%	23%	14%	9%	22%
Cable TV		–6%	13%		–6%	16%	4%	15%	13%	12%
TOTAL EBITDA MARGIN		32%	28%		32%	31%	40%	32%	28%	34%

EBIT
Mobile telephony		529	491		529	619	719	668	491	506
Fixed telephony and internet		108	3		108	72	165	55	3	126

of which broadband		–19	–26	–19	–37	–22	–44	–26	–21
of which fixed telephony		127	29	127	109	187	99	29	147
Cable TV		–15	–2	–15	–4	–9	–4	–2	–49
Non-recurring item	1	–	–	–	–	134	–	–	–
TOTAL EBIT		622	492	622	687	1,009	719	492	583

EBIT MARGIN
Mobile telephony		34%	32%	34%	36%	41%	38%	32%	34%
Fixed telephony and internet		10%	0%	10%	7%	15%	5%	0%	13%
of which broadband		–21%	–28%	–21%	–39%	–23%	–43%	–28%	–22%
of which fixed telephony		14%	3%	14%	11%	19%	10%	3%	17%
Cable TV		–31%	–4%	–31%	–8%	–17%	–7%	–4%	–96%
TOTAL EBIT MARGIN		24%	19%	24%	24%	33%	25%	19%	23%

*Tele2 Sverige AB, Optimal Telecom AB, Cable TV operations in Sweden and result from shares in the joint venture Svenska UMTS-nät AB.

Key ratios

	2006	2005	2005	2004
MSEK	Jan 1–Mar 31	Jan 1–Mar 31
Operating revenue	13,453	11,579	49,943	43,033
Number of customers, in thousands	30,729	28,695	30,252	27,794
EBITDA	1,375	1,414	6,578	6,629
EBIT	375	828	3,510	4,318
EBT	250	759	3,127	4,207
NET PROFIT	230	483	2,341	3,428

Shareholders’ equity	35,478	33,928	35,368	32,900
Shareholders’ equity after dilution	35,500	33,966	35,401	32,965
Total assets	68,251	51,018	68,283	49,865

Cash flow from operating activities	682	1,467	5,487	5,876
Cash flow after CAPEX	–622	843	1,847	4,314
Available liquidity	8,239	5,809	8,941	5,113
Net borrowing	12,425	2,101	11,831	2,823
Investments in intangible and tangible assets, CAPEX	1,304	624	3,640	1,562
Investments in shares and long-term receivables	57	95	7,567	1,756

KEY RATIO
Equity/assets ratio, %	52	67	52	66
Debt/equity ratio, multiple	0.35	0.06	0.33	0.09
EBITDA margin, %	10,2	12.2	13.2	15.4
EBIT margin, %	2.8	7.2	7.0	10.0
Return on shareholders’ equity, %	0.7	1.4	6.9	10.8
Return on shareholders’ equity after dilution, %	0.7	1.4	6.9	10.8
Return on capital employed, %	0.8	2.3	8.2	12.1
Average interest rate, %	3.6	3.5	3.7	4.4

PER SHARE DATA (SEK)
Earnings	0.59	1.09	5.30	7.74
Earnings after dilution	0.59	1.09	5.29	7.73
Shareholders’ equity	79.13	76.64	78.96	74.32
Shareholders’ equity, after dilution	79.11	76.61	78.93	74.29
Cash flow from operating activities	1.54	3.31	12.39	13.27
Dividend	–	–	1.751)	1.67
Redemption	–	–	–	3.33
Market value at closing day	92.00	77.83	85.25	87.00

1) Proposed dividend

Notes

Accounting principles and definitions

The interim report has been prepared in accordance with IAS 34.

Tele2’s interim report is prepared according to the same accounting principles and calculation methods as the 2005 Annual Report. Definitions are found in the 2005 Annual Report.

Note 1. Operating revenue

Tele2 Sweden has for a number of years had several disputes with TeliaSonera regarding interconnect rates. Tele2 has had claims against TeliaSonera and TeliaSonera has had claims against Tele2. Tele2’s view on these claims has, accounting wise, been relatively prudent, and Tele2 has continuously made assessments regarding the most likely outcomes. The likelihood of an, accounting wise, positive outcome has further increased over the years. Based on this, Tele2 booked an amount equivalent to MSEK 134 in the operating revenue for Q3 2005, related to one of the disputes.

Operating revenue from Q4 2004 and onwards for Tele2 in Sweden includes MSEK 24 per quarter relating to mobile telephony according to the MVNO agreement with Telenor. The capacity swap in the agreement is viewed on group level as a barter transaction between Tele2 and Telenor, where revenues from the swap are settled against costs.

Operating revenue in Q4 2004 increased by some MSEK 300 related to retro-active compensations from suppliers in Southern Europe. Tele2 on an annual basis conducts price negotiations in all markets and retroactive compensations are a -natural part of Tele2’s business. Compensations in Q4 2004 were nevertheless -greater than normal and moreover concentrated in one single market area.

Note 2. Operating expenses

In Q4 2005, market area UK & Benelux reported a capital gain from the divestment of Tele2’s operations in the UK and Ireland, corresponding to MSEK 137, included in other operating revenues. In addition, the market area has taken a goodwill write down of MSEK 263 in Alpha Telecom. In Q3 2005, the results for market area UK & Benelux were affected by a reserve of MSEK –161 related to a VAT dispute in Tele2’s card business. The dispute is attributable to the period between 2003 until Q1 2005, and the reserve corresponds to approximately 75% of the estimated maximum -theoretical amount.

Part of the tax effect of recorded loss carry-forwards in Q4 2004 related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value reduced the book value of goodwill by MSEK –378 in the income statement for fixed telephony and internet in Central Europe.

Note 3. Shares and convertibles

As a result of 534,725 warrants being exercised during Q1 2006, Tele2 has issued new shares resulting in an increase of shareholders’ equity of MSEK 33.

At March 31, 2006 and December 31, 2005 Tele2 had outstanding warrants corresponding to 770,096 and 1,304,821 respectively, related to the 2002/2007 incentive program. The exercise price is SEK 60.80 per share and the subscription period is from 2005 to 2007.

The Extraordinary General Meeting on February 21, 2006 resolved to adopt an incentive program for a maximum of 32 senior executives and key employees in the Tele2 Group, resulting in a combined offering of a maximum of 1,059,000 warrants and a maximum of 2,118,000 stock options. As a result of the acquisition price for 752,000 -issued warrants, shareholders’ equity has increased by MSEK 7 in Q1 2006. For each acquired warrant, the participant is entitled to two free stock options, each entitling the holder to subscribe for one new Class B-share. At March 31, 2006, outstanding warrants and stock options related to the 2006/2011 incentive program corresponded to 2,256,000 Class B-shares in Tele2 AB. Subscription for Class B-shares through the warrants may take place during February 25 – May 25, 2009. The stock options run over approximately five years and can be exercised three years from allotment, at the earliest. The subscription price for the warrants and the exercise price for the stock options is SEK 94.80, corresponding to 110% of the average last trading price for Tele2’s Class B-share during the period from February 22 to March 7, 2006.

Note 4. Number of customers

Until September 30, 2005 a ?xed telephony customer also using Tele2’s dial-up internet service, was reported as two customers. Given that a reported broadband customer can use up to three different services, Tele2 as of October 1, 2005 reports a ?xed telephony customer using dial-up internet, as one customer. In Q4 2005, the one-time effect from this change was a decrease in the reported customer base of 1,402,000 customers, of which 616,000 were in Nordic, 1,000 in Baltic & -Russia, 315,000 in Central Europe, 417,000 in Southern Europe and 53,000 in UK & -Benelux.

Note 5. Swedish 3G company

Tele2 and TeliaSonera each own 50% of Svenska UMTS-nät AB (”3G company”), which has a 3G license in Sweden. Both companies have contributed capital in the 3G company. In addition to this, the build out has external ?nancing, with a loan facility of SEK 5.3 billion, which is 50% guaranteed by each party. Tele2 and TeliaSonera are technically MVNO’s with the 3G company and hence act as capacity purchasers. The size of the fee is mainly proportional to the total investment. An abbreviated version of the 3G company’s balance sheet at March 31, 2006 is stated below and hence the level of investment at that time. At March 31, 2006 Tele2’s guarantee amounted to MSEK 1,535 compared to MSEK 1,475 at December 31, 2005.

MSEK
Fixed assets	3,541
Other current assets	345
Liquid funds	148
ASSETS	4,034

MSEK
Equity	726
Long-term liabilities	3,072
Short-term liabilities	236
EQUITY AND LIABILITIES	4,034

Note 6. Business acquisitions

On February, 2006 Tele2 announced that it had increased its share holding in five of its Russian operations. The operations in Belgorod, Smolensk, Lipetsk and St Petersbourg are after these transactions fully owned, and the holding in Omsk is 70%. The total purchase price was MSEK 52.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: May 17, 2006